February 8, 2021

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Hall of Fame Resort & Entertainment Company
Registration Statement on Form S-1
File No. 333-252807

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Washington D.C. time, on Tuesday, February 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned, as representative of the underwriters, wishes to advise you that as of the date hereof, of the underwriters have not yet made any distribution of the Preliminary Prospectuses of the Company dated February 5, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of the securities of the Company pursuant to the above-captioned Registration Statement, are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director
Head of Investment Banking